

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2019

Patricia Beithon
General Counsel and Secretary
APOGEE ENTERPRISES, INC.
4400 West 78th St, Suite 520
Minneapolis, MN 55435

> **Re: APOGEE ENTERPRISES, INC.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 6, 2019**
> **File No. 000-06365**

Dear Ms. Beithon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing